Exhibit 99.2


                              FOR IMMEDIATE RELEASE



Investors:                                                Media:
Emer Reynolds                                             Anita Kawatra
Ph:  353-1-709-4000                                       Ph:  212-407-5755
     800-252-3526                                              800-252-3526


             ELAN TO RETAIN DRUG DELIVERY AND ACUTE CARE BUSINESSES


DUBLIN, IRELAND, Dec. 11, 2003--Elan Corporation, plc today announced that it is retaining NanoSystems, Elan's drug delivery business based in King of Prussia, Pennsylvania; Elan's drug delivery business and operations located in Gainesville, Georgia; and Elan's U.S. acute care business, which includes the hospital care products Maxipime(TM) and Azactam(TM). Elan believes that these businesses are value generating and provide opportunities for revenue growth and key technological capabilities.

Kelly Martin, Elan President and Chief Executive Officer, said, "As we enter the final stages of our recovery plan, retaining these profitable businesses gives us strategic flexibility and the opportunity to optimize their value moving forward."

About Elan

Elan is focused on the discovery, development, manufacturing, sale and marketing of novel therapeutic products in neurology, severe pain and autoimmune diseases. Elan (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.

This document contains forward-looking statements about Elan's financial condition, results of operations and business prospects that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "envisage", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described herein are the following: the outcome of Elan's recovery plan and its ability to maintain flexibility and maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the outcome of the ongoing SEC investigation and the shareholder and other pending litigation; the success of research and development activities and the speed with which regulatory authorizations and product launches may be achieved;


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Elan To Retain Drug Delivery and Acute Care Businesses
Page 2


competitive developments affecting Elan's current products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing; the ability to meet generic and branded competition after the expiration of Elan's patents; the trend towards managed care and health care cost containment; possible legislation affecting pharmaceutical pricing; exposure to product liability and other types of lawsuits; Elan's ability to protect its intellectual property; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in U.S. and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.